Mail Stop 7010

July 21, 2005

Via U.S. mail and facsimile

Philip R. Mengel, Chief Executive Officer
U.S. Can Corporation
700 East Butterfield Road, Suite 250
Lombard, IL  60148

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended April 3, 2005
			File No. 333-53276


Dear Mr. Mengel:

      We have reviewed your response letter dated July 15, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.




2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources
3. We read your response to our comment 7. Your response does not include what your revised disclosure would look like for the year ended December 31, 2004. As previously requested, please expand your disclosure to discuss material changes in the balance sheet, including, but not limited to the following:
* other current assets,
* other non-current assets, and
* accrued expenses.
4. We read your response to our comment 8. As previously requested, please include your estimated interest payments on your debt in the contractual obligations table. Please also disclose any assumptions you made to derive these amounts.
5. We read your response to our comment 9. As previously requested, please include the amounts you are contractually committed to spending in order to complete projects included in construction in progress and any other purchase commitments you may have in your contractual obligations table, along with the assumptions you used.








Financial Statements

Statement of Cash Flows
6. We read your response to our comment 11. Your response does not include what your revised disclosure would look like for the years ended December 31, 2004 and December 31, 2003, along with the interim period ended March 31, 2005. As previously requested, please present cash flows related to the changes in other assets separately from those related to the change in other liabilities, rather than combining them in the other, net line item of your cash provided by operating activities section. See SFAS 95.

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(c) Inventories
7. We read your response to our comment 14. Our comment requested that you provide to us an analysis for each quarter during the two years ended December 31, 2003 and the first two quarters of 2004. Your response states that you calculate the change in the cost to manufacture on an annual basis and therefore adjust your LIFO reserve on an annual basis. Given this, please tell us how you determined the change from LIFO to FIFO did not have a material effect on the financial statements for the current or prior periods, as disclosed in your Form 10-Q for the period ended July 4, 2004.
Additionally,
please tell us the consideration you gave to the cumulative effect, including your assessment regarding the materiality this adjustment would have had to your financial statements. Please refer to paragraphs 10 and 11 SFAS 3 and SAB 99.

(8) Commitments and Contingencies

Leases
8. We read your response to our comment 11. Your response does not include what your revised disclosure would look like for the years ended December 31, 2004 and December 31, 2003, along with the interim period ended March 31, 2005. As previously requested, please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.



Item 15. Exhibits and Financial Statement Schedules

Exhibits
9. We read your response to our comment 18. Your status as a "voluntary" filer does not preclude you from complying with the requirements of Form 10-K. As previously requested, please amend your Form 10-K for the year ended December 31, 2004 and your subsequent Forms 10-Q to include under Exhibit 32 the Section 1350 certifications for each of your principal executive and principal financial officers. Refer to Item 601 of Regulation S-K. In doing so, please ensure that you refile each filing in its entirety with recently dated certifications as well.


FORM 10-Q FOR THE PERIOD ENDED APRIL 3, 2005

Comments applicable to your overall filing
10. Please address the comments above in your interim Forms 10-Q as well.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Mr. Philip R. Mengel
U.S. Can Corporation
July 21, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE